

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

<u>Via E-mail</u>
Mr. Andrew Robbins
President and Chief Executive Officer
Cogent Biosciences, Inc.
200 Cambridge Park Drive, Suite 2500
Cambridge, MA 02140

Re: Cogent Biosciences, Inc.
Form 10-Q/A for the quarterly period ended June 30, 2020
Exhibit No. 10.6 License Agreement
Filed October 6, 2020
File No. 001-38443

Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.5 Asset Purchase Agreement
Exhibit No. 10.7 Employment Agreement
Filed November 9, 2020
File No. 001-38443

Dear Mr. Robbins:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance